Exhibit 2

SUPPLEMENTAL LETTER

Date:  27 December, 2007

To:     Yuda Limited

Dear Sirs,

Re: Hutchison Telecommunications International Limited (“HTIL”)

We refer to the agreement dated 4 December 2007 (the “Sale and Purchase Agreement”) and entered into amongst between Yuda Limited, Orascom Telecom Holding S.A.E. and Orascom Telecom Eurasia Limited relating to the sale and purchase of 239,108,144 ordinary shares of nominal value HK$0.25 each in the issued share capital of HTIL. Terms used in this Letter shall have the same meanings as defined or ascribed thereto in the Sale and Purchase Agreement.

Under Clause 1.1 of the Sale and Purchase Agreement, “Closing Date” is defined to mean “4 January 2008 or such earlier date as the parties hereto may agree in writing”. We hereby write to request that you agree to Closing occurring on an earlier date, i.e. 3 January 2008. All other terms and conditions of the Sale and Purchase Agreement remain in full force and effect and unaffected by this letter agreement.

Please would you indicate your agreement to the above by signing and returning to us the duplicate of this Letter, which will form and constitute, and is to be construed as, part of the Sale and Purchase Agreement.

Yours faithfully

For and on behalf of Orascom Telecom Eurasia Limited	For and on behalf of Orascom Telecom Holding S.A.E.

/s/ Naguib SAWIRIS	/s/ Naguib SAWIRIS
Name: Naguib SAWIRIS	Name: Naguib SAWIRIS
Title: Director	Title: Chairman and CEO

Confirmed and agreed:

For and on behalf of Yuda Limited

/s/ Susan CHOW
Name: Susan CHOW
Title: Authorised Signatory